                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)1/
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                    83083P100
                                 (CUSIP Number)

                   IRA WHITE, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                NOVEMBER 29, 1996

     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement on Schedule 13D, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      SCHEDULE 13D
CUSIP NO. 83083P 100

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PROSPECT STREET NYC DISCOVERY FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
             WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or (e)                                                     [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

                     7  SOLE VOTING POWER
  NUMBER OF               1,090,909 SHARES OF COMMON STOCK 1/ 2/
   SHARES
 BENEFICIALLY        8  SHARED VOTING POWER
   OWNED BY               0 SHARES OF COMMON STOCK 1/ 3/
     EACH
  REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH              1,090,909 SHARES OF COMMON STOCK 1/ 2/

                     10 SHARED DISPOSITIVE POWER
                          0 SHARES OF COMMON STOCK 1/ 4/

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,090,909 SHARES OF COMMON STOCK 1/ 2/ 3/ 4/ 5/

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            42.2 1/ 2/ 3/ 4/ 5/

14  TYPE OF REPORTING PERSON*
            PN

--------------
1/ Does not include any securities of the Issuer owned by Connecticut Financial Developments, L.P., with which Prospect Street NYC Discovery Fund, L.P. and Prospect Street Discovery Fund, Inc. may be deemed to be acting as a group.

2/ Does not include any shares of Common Stock which may be issuable upon exercise of warrants which may be issued in connection with the contemplated exchange of the Demand Promissory Note (the "Demand Note") in the principal amount of $1,500,000 issued by the Company to Prospect Street NYC Discovery Fund, L.P. on November 6, 1996, all as described in Item 4 of the First Amendment (as hereinafter defined).

3/ Does not include any shares of Common Stock or Class A Common Stock, .001 par value per share ("Class A Common"), owned by Zalman Silber, President and Chief Executive Officer of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. As reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer, as of November 29, 1996, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock.

4/ Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions.

5/ Assumes 1,495,000 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on November 29, 1996, and that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Convertible Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), are outstanding.

*   SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       PROSPECT STREET DISCOVERY FUND, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
       00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or (e)                                                  [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                     7  SOLE VOTING POWER
  NUMBER OF              1,090,909 SHARES OF COMMON STOCK 1/ 2/
   SHARES
 BENEFICIALLY        8  SHARED VOTING POWER
   OWNED BY              0 SHARES OF COMMON STOCK 1/ 3/
     EACH
  REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH             1,090,909 SHARES OF COMMON STOCK 1/ 2/

                     10 SHARED DISPOSITIVE POWER
                         0 SHARES OF COMMON STOCK 1/ 4/

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,090,909 SHARES OF COMMON STOCK 1/ 2/ 3/ 4/

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       42.2 1/ 2/ 3/4/ 5/

14  TYPE OF REPORTING PERSON*
       CO
---------------
1/ Does not include any securities of the Issuer owned by Connecticut Financial Developments, L.P., with which Prospect Street NYC Discovery Fund, L.P. and Prospect Street Discovery Fund, Inc. may be deemed to be acting as a group.

2/ Does not include any shares of Common Stock which may be issuable upon exercise of warrants which may be issued in connection with the contemplated exchange of the Demand Note issued by the Company to Prospect Street NYC Discovery Fund, L.P. on November 6, 1996, all as described in Item 4 of the First Amendment (as hereinafter defined).

3/ Does not include any shares of Common Stock or Class A Common owned by Zalman Silber, President and Chief Executive Officer of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. As reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer, as of November 29, 1996, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock.

4/ Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions.

5/ Assumes 1,495,000 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on November 29, 1996, and that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Preferred Stock are outstanding.

*   SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 83083P 100

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CONNECTICUT FINANCIAL DEVELOPMENTS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
             WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or (e)                                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

                     7  SOLE VOTING POWER
  NUMBER OF               38,950 SHARES OF COMMON STOCK 2/
   SHARES
 BENEFICIALLY        8  SHARED VOTING POWER
   OWNED BY               0 SHARES OF COMMON STOCK 1/
     EACH
  REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH              38,950 SHARES OF COMMON STOCK 1/

                     10 SHARED DISPOSITIVE POWER
                          0 SHARES OF COMMON STOCK 1/

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            38,950 SHARES OF COMMON STOCK 1/

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.51 1/ 2/

14  TYPE OF REPORTING PERSON*
            PN
---------------
1/ Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P., with which Connecticut Financial Developments, L.P. and Prospect Street Connecticut Capital, Inc. may be deemed to be acting as a group.

2/ Assumes 1,495,000 shares of Common Stock outstanding, as reported to Connecticut Financial Developments, L.P. by the Issuer on November 29, 1996, and that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Preferred Stock are outstanding.

*   SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET CONNECTICUT CAPITAL, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
             00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or (e)                                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

                     7  SOLE VOTING POWER
  NUMBER OF                  38,950 SHARES OF COMMON STOCK 1/
   SHARES
 BENEFICIALLY        8  SHARED VOTING POWER
   OWNED BY                  0 SHARES OF COMMON STOCK 1/
     EACH
  REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH                 38,950 SHARES OF COMMON STOCK 1/

                     10 SHARED DISPOSITIVE POWER
                             0 SHARES OF COMMON STOCK 1/

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             38,950 SHARES OF COMMON STOCK 1/

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.51 1/2/

14  TYPE OF REPORTING PERSON*
             CO

--------------

1/ Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P., with which Prospect Street Connecticut Capital, Inc. and Connecticut Financial Developments, L.P. may be deemed to be acting as a group.

2/ Assumes 1,495,000 shares of Common Stock outstanding, as reported to Connecticut Financial Developments, L.P. by the Issuer on November 29, 1996, and that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P upon conversion of the Series A Preferred Stock are outstanding.

*   SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 3 (the "Third Amendment") to the Statement on
Schedule 13D originally filed on July 17, 1995, as amended by Amendment No. 1 (the "First Amendment") thereto filed on November 8, 1996 and Amendment No. 2 thereto filed on November 20, 1996(such Statement, as so amended, the "Original Statement" and the Original Statement together with the Third Amendment, the "Statement") relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Skyline Multimedia Entertainment, Inc., a New York corporation ("Skyline"), and amends Items 3 and 5 of the Original Statement.


Item 3.     Source and Amount of Funds or Other Consideration.

            From November 15, 1996 through December 2, 1996, CFD purchased 38,950 shares of Common Stock for a total consideration of $173,859.35 (including brokerage fees and expenses). The funds used to purchase such securities were obtained from the working capital of CFD.


Item 5.     Interest in Securities of the Issuer.

            (a) CFD is the owner of 38,950 shares of Common Stock representing approximately 1.51% of the shares of Common Stock outstanding.

            (b) The responses to Items (7) through (11) of the portions of pages 4 and 5 hereto which relate to shares of Common Stock beneficially owned are herein incorporated by reference.

            (c) Information concerning all transactions in Common Stock effected by the Reporting Persons from November 15, 1996 through December 2, 1996 is set forth on Schedule A.

                                    SIGNATURE


            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Third Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Third Amendment may be filed jointly.

Dated:      December 4, 1996

                              Prospect Street NYC Discovery Fund, L.P.
                              By: Prospect Street Discovery Fund, Inc.,
                                  Its General Partner



                              By: /s/    Ronald D. Celmer
                                  ------------------------------------
                                  Name:  Ronald D. Celmer
                                  Title:  Vice President


                              Prospect Street Discovery Fund, Inc.



                              By: /s/    Ronald D. Celmer
                                  ------------------------------------
                                  Name:  Ronald D. Celmer
                                  Title:  Vice President


                              Connecticut Financial Developments, L.P.
                              By: Prospect Street Connecticut Capital, Inc.,
                                  Its General Partner


                              By: /s/    Ronald D. Celmer
                                  ------------------------------------
                                  Name:  Ronald D. Celmer
                                  Title:  Vice President


                              Prospect Street Connecticut Capital, Inc.


                              By: /s/    Ronald D. Celmer
                                  ------------------------------------
                                  Name:  Ronald D. Celmer
                                  Title:  Vice President

                                                                      SCHEDULE A



Date of         Number of        Price per       Brokerage Fees
Purchase         Shares            Share          and Expenses       Total Cost
--------        ---------       -----------      --------------     -----------
11/15/96          1,000         $      4.25         $  107.30       $  4,357.30
11/15/96          1,100         $      4.38         $  118.40       $  4,936.40
11/15/96            900         $      4.38         $   96.57       $  4,038.57
11/15/96          1,000         $      4.25         $  111.05       $  4,361.05
11/18/96          1,000         $      4.00         $  107.85       $  4,107.85
11/18/96          1,000         $      4.25         $  104.10       $  4,354.10
11/18/96          1,200         $      4.00         $  125.10       $  4,925.10
11/18/96            800         $      3.75         $   83.28       $  3,083.28
11/20/96          2,500         $      4.13         $  286.11       $ 10,611.11
11/21/96          2,500         $      4.13         $  286.11       $ 10,611.11
11/22/96          2,000         $      4.13         $  230.15       $  8,490.15
11/22/96            500         $      4.25         $   56.63       $  2,181.63
11/26/96          1,700         $      4.00         $  209.63       $  7,009.63
11/27/96          1,000         $      4.25         $   99.15       $  4,349.15
11/27/96          1,000         $      4.38         $   95.40       $  4,475.40
11/27/96            500         $      4.38         $   47.70       $  2,237.70
11/27/96          5,000         $      4.50         $  477.21       $ 22,977.21
11/29/96          5,000         $      4.75         $  483.24       $ 24,233.24
11/29/96          1,750         $      4.50         $  172.80       $  8,047.80
12/2/96             600         $      4.50         $   98.41       $  2,798.41
12/2/96             900         $      4.50         $  101.05       $  4,151.05
12/2/96           1,000         $      4.50         $   96.81       $  4,596.81
12/2/96           5,000         $      4.50         $  425.30       $ 22,925.30
                 ------         -----------         ---------       -----------
Totals           38,950         $169,840.00         $4,019.35       $173,859.35
                 ======         ===========         =========       ===========



*All purchases made on the Nasdaq Stock Market.